SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 31, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            ☒                        Form 40-F            ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       ☐                        No                         ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 21, 2008 to July 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	31 July, 2008

To: The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2008 – 33AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the six months ended 30 June 2008:

•	Public Announcement

•	Alumina Report

•	June 2008 Half-Yearly ASX Report

/s/ Stephen Foster
Stephen Foster
Company Secretary

31 July 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

For release 31 July 2008

First Half Underlying Earnings After Tax $152 Million

Highlights:

•	Underlying Earnings after tax $152 million

•	Net profit $44 million reduced by non-operating charges

•	Fully franked interim dividend – 12 cents per share

•	Return on Equity on Underlying Earnings – 18% (2007: 33%)

•	Alumina production increase of 4%

Alumina Limited today announced Underlying Earnings after tax of A$152 million, for the first half of 2008. The Underlying Earnings for the half are in line with the second half of 2007.

Underlying Earnings are calculated by adding back to Net Profit after Tax of A$44 million an amount of A$108 million, representing the net total of non-cash charges in the half year for the revaluation of embedded derivatives and retirement benefit obligations, which do not reflect operations in the current half year. Directors believe the Company’s Underlying Earnings provides a better understanding of the Company’s performance than net profit under AIFRS.

Higher alumina sales and higher US dollar prices for aluminium and alumina increased AWAC US dollar revenues in the first half. LME aluminium prices increased by 28% during the first six months of 2008.

Alumina Limited CEO, John Bevan, commented, “Alumina Limited maintained a level of Underlying Earnings for the first half of 2008 consistent with the second half of 2007, despite increases in energy prices and an escalating Australian dollar, and rises in global freight rates”.

“Higher alumina production and capital costs are being experienced across the industry. The strong contract price linkages to the aluminium price in new alumina contracts during 2008 is positive for future alumina sales revenues”.

Directors have declared an interim dividend of 12 cents per share, fully franked, payable 14 October 2008. This dividend is eligible to participate in the Company’s Dividend Reinvestment Plan. The Board has previously advised that arrangements are in place for the issue of shares under the DRP for this dividend to be fully underwritten. The interim dividend for 2008 is consistent with the Directors’ intention, subject to business conditions, to maintain annual dividends at least at 24 cents per share, fully franked.

Return on Equity based on Underlying Earnings was 18% (2007: 33%). Earnings per share on underlying earnings were 13.3 cents per share (2007: 23.5 cents per share).

Prices and Exchange Rates

LME aluminium prices averaged US$1.31 per pound in the first half of 2008 (1H 2007: US$1.26).

The Australian dollar has strengthened significantly during the first half of 2008, averaging a rate of US 92 cents to the US dollar (1H 2007: 81 cents). This 14% exchange rate change significantly reduced Alumina Limited’s profit after tax for the six months to 30 June 2008. Underlying Earnings for the first half also included a charge of A$12.0 million after tax from revaluing Alcoa of Australia’s USD receivables in AUD at 30 June 2008 at US 96 cents. Alumina Limited’s result included a tax credit of $31 million as a result of exchange gains on Alumina’s foreign currency debt. As US dollar denominated debt drawings are repaid, the weaker US dollar has resulted in taxable foreign exchange gains. Due to differing tax and accounting treatment, a net tax credit arises.

AWAC Operations

AWAC’s alumina production of 7.3 million mtpy in the first half of 2008 was an increase of 0.3 million mtpy over the first half of 2007.

Three of AWAC’s refineries established production records for the half. First half production at the Jamalco refinery was below capacity, due to ongoing impacts from Hurricane Dean. The Varanus Island fire disrupted gas supply to Alcoa of Australia in June. With the purchase of additional higher cost energy, Alcoa of Australia maintained alumina supply to customers at close to capacity levels.

The Company advised in January 2008 that AWAC refining costs in 2008 in US dollars were expected to increase by US$24 per tonne, US$6 per tonne of which relates to foreign exchange. AWAC average refining costs in the first half were US$40 per tonne higher than in 2007. This increase of US$16 per tonne higher than guidance previously given is principally due to a further US$9 per tonne exchange rate impact of a weaker US dollar and the Varanus Island fire impact of US$3 per tonne.

Aluminium production at AWAC’s Victorian smelters in the first half was 192 thousand tonnes, in line with 2007. Aluminium margins improved due to higher aluminium prices exceeding higher input costs and the impact of a stronger Australian dollar.

AWAC Growth

AWAC capital expenditure was US$679 million for the half year (2007: US$476 million), principally for the investment in the Brazil growth projects. Sustaining capital expenditure for the half was US$133 million (2007: US$131 million).

Mr John Bevan said, “The Company is very disappointed with the increases in estimated cost of AWAC’s Brazil growth projects to a total AWAC share of up to US$3.7 billion. However, these projects represent investment in long life, strategic assets which are important for the long term growth of AWAC”.

“Despite the increase in capital expenditure announced on 21, July, the expansion of new AWAC refining capacity in Brazil will add low cash-cost alumina production in 2009 to supply strongly growing global alumina demand . At full capacity, AWAC’s share of the expanded Alumar facility will be 1.4 million mtpy”.

Funding

Alumina’s debt at 30 June 2008, net of cash, was A$1,103 million, an increase of A$126 million since 2007 year end. Alumina’s equity contributions for AWAC’s growth projects in Brazil were funded partly by increased borrowings and also by cash dividends received during the half year of A$124 million, (2007: A$240 million). Alumina’s Limited’s interest expense was A$24 million for the half, compared to A$17 million in the first half of 2007.

During the first half of 2008, the Company completed a planned refinancing programme, strengthening its balance sheet by extending the maturity of US$450 million of bank debt. The Company also completed a successful issue of US$350 million of convertible bonds in May 2008. Ken Dean, Alumina CFO commented, “We are very pleased with the outcome of our 2008 funding activities, which have lowered borrowing costs below previous guidance”.

As indicated in the ASX announcement of 21 July, the Company will review during the second half of 2008 the most appropriate form for funding its share of the increased capital expenditure relating to the expansion of the Alumar refinery and Juruti bauxite mine. As indicated, when evaluating funding options, the Company intends to ensure it retains a conservative financial structure. The Company is evaluating funding alternatives including both equity and debt. In the event of an equity raising+ , it is the Company’s current intention that this would be undertaken by way of a pro-rata issue to shareholders, and that the current dividend payout would be pro-rated across the increased number of shares.

Outlook

Worldwide consumption of aluminium is growing strongly. Aluminium and alumina prices remain firm, supported by both higher energy prices and supply curtailments in a number of markets. We expect global demand for aluminium to continue to be robust, growing by 8% through 2008, despite the slowdown in US and European economies and the continuing uncertain outlook for capital markets.

Chinese domestic consumption of aluminium is projected to grow by more than 20% year on year. Aluminium markets are expected to be roughly balanced by year end 2008, due to smelting capacity curtailments announced in China, USA and South Africa. Alumina market demand is also strong. The alumina market is forecast to be in modest surplus by year end, due to slower than expected ramp up of refining capacity expansions.

Alumina Limited’s 2008 underlying earnings sensitivities, based on 2007 underlying earnings (A$406 million) and 2007 average LME aluminium price (US$1.21 per pound )and A$/US$ exchange rates (84 cents), are:

•

a US one cent movement in the average 3-month LME aluminium price is expected to impact 2008 underlying earnings by approximately A$11 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•

each one US cent movement in the average Australian dollar/US dollar exchange rate is expected to impact 2008 underlying earnings by approximately A$12 million. This sensitivity excludes any effect of revaluing US dollar balance sheet items at period end.

AWAC’s 2008 alumina production and sales are expected to be 14.7 million tonnes (2007: 14.3 million).

As previously advised, the impact on Alumina Limited’s underlying earnings for the third quarter of 2008 from the Varanus Island fire is estimated to be A$31 million after tax, assuming gas supplies are restored by mid August 2008. This estimate does not include any future insurance reimbursement for the increased costs and lost revenues.

The Company had previously given guidance that AWAC’s alumina production costs were expected to increase by US$24 per tonne in 2008. AWAC’s alumina production costs are now expected to increase for the 2008 year by a total of US$53 per tonne. The additional costs of US$29 per tonne are principally due to the impact of the Varanus Island fire (US$11 per tonne), a weaker US dollar (US$9 per tonne) and higher energy prices (US$4 per tonne).

Alumina Limited’s borrowing costs for 2008 are now expected to be similar to 2007, as lower average interest rates offset an expected increase in borrowings in 2008.

	H107	H207	H108
Profit after tax (A$m)	284	152	44
Underlying earnings after tax (A$m) [1]	271	135	152
Dividends declared (cents/share)	12	12	12

[1]	See page 1 of the 2008 Half Yearly ASX Report for a reconciliation of Net Profit After Tax to Underlying Earnings After Tax

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to profitably grow, solely through investing world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

+

To the extent required by the Corporations Act, Alumina Limited would make available a prospectus for any equity raising when the shares are offered. That prospectus would be sent to eligible shareholders after lodgement of the prospectus with the Australian Securities and Investments Commission, which lodgement would occur if and when an equity raising is pursued. If any equity raising is pursued, eligible shareholders would need to consider the prospectus in deciding whether to acquire shares under it, and any eligible shareholder who wants to acquire shares would need to complete the application form that would be in or would accompany the prospectus.

5

Further information:

Media, Analyst and Shareholder Contact:
Ken Dean, Chief Financial Officer
Phone:	(03) 8699 2603
Mobile:	0400 131 937

ALUMINA

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2007	1st Half 2007	2nd Half 2007	1st Half 2008
Sales and Operating Revenue	3,471.3	1,727.1	1,744.2	1,807.0
Revenue from Related Parties	2,331.1	1,175.6	1,155.5	1,545.5
Total Revenue	5,802.4	2,902.7	2,899.7	3,352.5
Cost of Goods Sold and Operating Expenses	(4,001.1)	(1,891.3)	(2,109.8)	(2,585.8)
Selling, Administration, Other Expenses and R&D Expenses	(107.9)	(50.9)	(57.0)	(60.0)
Provision for Depreciation, Depletion and Amortisation	(277.7)	(128.1)	(149.6)	(161.1)
Other	(3.8)	14.3	(18.1)	(14.7)
Total Expenses	(4,390.5)	(2,056.0)	(2,334.5)	(2,821.6)
Profit before Taxes on Income	1,411.9	846.7	565.2	530.9
Provision for Taxes on Income	(458.6)	(271.1)	(187.5)	(174.9)
Net Income	953.3	575.6	377.7	356.0
Members’ Equity
Opening Balance at Start of Period	4,027.7	4,027.7	4,755.8	5,417.9
Net Income	953.3	575.6	377.7	356.0
Capital Contribution	1,021.7	431.7	590.0	748.0
Dividends Paid and Return of Capital to Partners	(914.1)	(507.5)	(406.6)	(291.2)
Common Stock Issued for Compensation Plans	0.8	—	0.8	4.1
Other Comprehensive Income/(Loss)	328.4	228.3	100.1	344.5
Other	0.1	—	0.1	—
Closing Balance at End of Period	5,417.9	4,755.8	5,417.9	6,579.3

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2007	31 December 2007	30 June 2008
Cash and Cash Equivalents	279.2	68.3	120.2
Receivables	635.2	636.2	870.5	[1]
Inventories	505.5	583.4	659.7
Prepaid Expenses and Other Current Assets	109.7	117.0	164.0
Total Current Assets	1,529.6	1,404.9	1,814.4

Property Plant & Equipment	4,215.1	4,907.8	5,747.4
Investments	238.6	252.7	257.3
Other Assets and Deferred Charges	703.7	916.7	1,031.7
Total Non-Current Assets	5,157.4	6,077.2	7,036.4

Total Assets	6,687.0	7,482.1	8,850.8
Short Term Borrowings	181.2	113.5	143.4
Payables	578.6	742.6	963.3
Taxes Payable	331.8	280.5	125.0
Accrued Compensation and Retirement Costs	118.5	129.8	130.8
Other Current Liabilities	90.1	105.4	105.4
Total Current Liabilities	1,300.2	1,371.8	1,467.9

Long Term Debt	0.3	—	—
Deferred Taxes	231.1	277.3	358.4
Other Long Term Liabilities	399.6	415.1	445.2
Total Non-Current Liabilities	631.0	692.4	803.6

Total Liabilities	1,931.2	2,064.2	2,271.5

Minority Interest	—	—	—
Equity	4,755.8	5,417.9	6,579.3
Total Liabilities & Equity	6,687.0	7,482.1	8,850.8

[1]

Receivables at 30 June 2008 includes an amount of US$40 million advanced by Alcoa of Australia to a non-AWAC Alcoa Company, which is at call. This amount has been treated as a cash equivalent in calculating AWAC’s net debt.

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2007	1st Half 2007	2nd Half 2007	1st Half 2008
Operating Activities
Net Income	953.3	575.6	377.7	356.0
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	277.7	128.1	149.6	161.1
Other Items*	(328.0)	(107.6)	(220.4)	(234.1)
Cash from Operating Activities	903.0	596.1	306.9	283.0

Financing Activities
Dividends Paid & Return of Capital to Partners	(914.1)	(507.5)	(406.6)	(291.2)
Change in Debt	19.4	48.9	(29.5)	29.9
Common Stock Issued for Compensation Plans	—	1.9	(1.9)	—
Capital Contribution	1,021.7	431.7	590.0	748.0
Excess tax benefits from share based payment arrangements	1.7	—	1.7	1.2
Cash Used for Financing Activities	128.7	(25.0)	153.7	487.9

Investing Activities
Capital Expenditure	(1,235.7)	(476.4)	(759.3)	(678.7)
Net changes in related party note receivable	100.0	—	100.0	(47.8)
Other	(30.9)	(22.2)	(8.7)	1.5
Cash Used for Investing Activities	(1,166.6)	(498.6)	(668.0)	(725.0)

Effect of Exchange Rate Changes on Cash	8.1	11.6	(3.5)	6.0

Cash Generated / (Used)	(126.8)	84.1	(210.9)	51.9
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	195.1	195.1	279.2	68.3
Cash and Cash Equivalents at End of Period	68.3	279.2	68.3	120.2
Net Change in Cash and Cash Equivalents	(126.8)	84.1	(210.9)	51.9

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2007	1st Half 2007	2nd Half 2007	1st Half 2008
USD Profit Before Taxes on Income (US GAAP)	1,411.9	846.7	565.2	530.9
Adjust for USD AIFRS Adjustments	116.8	50.4	66.4	(362.1)

Total USD Profit Before Taxes (AIFRS)	1,528.7	897.1	631.6	168.8

Total AUD Profit Before Taxes (AIFRS)	1,822.7	1,107.9	714.8	182.6

Alumina Limited Share of Equity Profit Before Tax	729.1	443.2	285.9	73.0

Less: Share of Equity Income Tax Expense	(234.5)	(136.2)	(98.3)	(27.1)

Alumina Limited Share of Equity Profit After Tax	494.6	307.0	187.6	45.9

June 2008 Half-Yearly ASX Report

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2008 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Down	84.6%	43.8

Dividends

	Current Period Six months ended 30 June 2008		Previous Corresponding Period Six months ended 30 June 2007
Interim dividend per share	12	¢	12	¢
Franked amount per share	12	¢	12	¢
Record date for determining entitlements to the dividend is 23 September 2008.

Note on Net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

For sound economic hedging purposes, some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. In accordance with accounting standards the financial impact of the application of these pricing formulae has been estimated for the remainder of the contract life based on the aluminium price as quoted on the London Metal Exchange at period end. The resulting entries are included in AWAC’s result for the period and, as a consequence, in the Company’s net profit for the period although they do not relate to operations during the current reporting period.

A similar calculation, based on future costs of retirement benefit obligations, net of investment returns, is also reflected in the Company’s equity share of AWAC’s result.

The impact of these items in the Company’s result for the six months to 30 June 2008 has been to decrease net profit after tax by net $107.9 million (2007 $13.3 million increase) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Six months ended 30 June 2008	Six months ended 30 June 2007
Net profit for the period, after tax	43.8	284.3
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	33.2	(12.0)
Equity share of AWAC embedded derivatives	74.7	(1.3)

Underlying earnings for the period, after tax	151.7	271.0

This half yearly report is to be read in conjunction with the most recent annual financial report.

June 2008 Half-Yearly ASX Report

Condensed consolidated income statement

	Total $A million
	Six months to 30 June 2008	Six months to 30 June 2007
Revenue from continuing operations	0.7	1.9
General and administrative expenses	(9.2)	(7.4)
Finance costs	(24.4)	(17.2)
Share of net profit of associates accounted for using the equity method	45.9	307.0

Profit before income tax	13.0	284.3
Income tax credit from continuing operations	30.8	—

Profit attributable to members of Alumina Limited	43.8	284.3

Earnings per share (EPS)

	Six months ended 30 June 2008		Six months ended 30 June 2007
Basic EPS	3.8	¢	24.6	¢
Diluted EPS	3.8	¢	24.6	¢

June 2008 Half-Yearly ASX Report

Condensed consolidated balance sheet

	30 June 2008 $A million	31 December 2007 $A million	30 June 2007 $A million
Current Assets
Cash and cash equivalents	10.9	29.1	11.8
Receivables – other	1.3	0.1	16.2
Deferred tax assets	—	2.1	2.1

Total current assets	12.2	31.3	30.1

Non-current Assets
Investments accounted for using the equity method	2,806.8	2,657.0	2,402.1
Property, plant and equipment (net)	0.2	0.3	0.3

Total non-current assets	2,807.0	2,657.3	2,402.4

Total assets	2,819.2	2,688.6	2,432.5

Current Liabilities
Payables	3.9	15.8	9.6
Interest bearing liabilities	26.1	440.6	353.5
Current tax liabilities	18.2	1.0	1.1
Provisions	0.2	0.1	0.2
Other	2.8	1.1	0.5

Total current liabilities	51.2	458.6	364.9

Non-current Liabilities
Interest bearing liabilities	1,087.9	565.8	426.6
Deferred tax liabilities	3.4	—	—
Provisions	0.5	0.3	0.3

Total non-current liabilities	1,091.8	566.1	426.9

Total liabilities	1,143.0	1,024.7	791.8

Net assets	1,676.2	1,663.9	1,640.7

Equity
Contributed equity	547.3	411.9	411.9
Treasury shares	(0.7)	(0.7)	(0.7)
Reserves:
- Group	(21.0)	12.6	10.7
- Associates	3.6	1.4	(3.3)
Retained profits:
- Group	722.4	736.0	718.8
- Associates	424.6	502.7	503.3

Total equity	1,676.2	1,663.9	1,640.7

June 2008 Half-Yearly ASX Report

Condensed consolidated statement of changes in equity

	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Total equity at the beginning of the half-year	1,663.9	1,754.6

Changes in the fair value of cash flow hedges, net of tax [1]	2.2	12.0
Exchange differences on translation of foreign operations	(64.8)	(20.4)

Net loss recognised directly in equity	(62.6)	(8.4)
Profit for the half-year	43.8	284.3

Total income and expense recognised in equity and profit during the half-year	(18.8)	275.9

Transactions with equity holders in their capacity as equity holders:
Share buy back	—	(250.1)
Dividend Reinvestment Plan	135.4	—
Option premium on convertible bonds	30.8	—
Movement in share based payments reserve	0.4	0.4
Dividends provided for or paid	(135.5)	(140.1)

	31.1	(389.8)

Total equity at the end of the half-year	1,676.2	1,640.7

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

June 2008 Half-Yearly ASX Report

Condensed consolidated statement of cash flows

	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(8.1)	(7.9)
GST refund received	0.4	0.3
Dividends received from associates	124.0	240.0
Interest received	0.5	1.8
Interest paid	(36.5)	(20.2)
Income taxes refunded/(paid)	(0.4)	0.1
Other	0.1	0.1

Net cash inflow from operating activities	80.0	214.2

Cash Flows Related to Investing Activities
Payments for investment in associates	(322.5)	(215.9)

Net cash outflow from investing activities	(322.5)	(215.9)

Cash Flows Related to Financing Activities
Proceeds from issue of shares	118.2 *	—
Proceeds from issue of convertible bonds	360.0	—
Proceeds from borrowings	647.8	310.0
Repayment of borrowings	(778.4)	(74.9)
Payments for purchases of buy-back shares	—	(250.1)
Dividends paid	(118.3)*	(140.1)

Net cash outflow from financing activities	229.3	(155.1)

Net Decrease in Cash and cash equivalents	(13.2)	(156.8)
Cash at beginning of period	29.1	169.0
Exchange rate adjustments	(5.0)	(0.4)

Cash and cash equivalents at end of period	10.9	11.8

*	Dividends paid on 21 March 2008 reflect the dividend on those shares which did not participate in the DRP, and so received a cash dividend. An equivalent amount was received from the DRP underwriter for the shares allocated to it.

Reconciliation of Cash

	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	7.8	11.8
Money market deposits (with maturity on investment three months or less)	3.1	—

Cash assets	10.9	11.8

Total cash and cash equivalents at end of period	10.9	11.8

June 2008 Half-Yearly ASX Report

1. Basis of preparation of half-year report

This general purpose financial report for the interim half year reporting period ended 30 June 2008 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2007 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year and corresponding interim reporting period. In addition, the following accounting policy has been adopted resulting from the issue of the US$350 million convertible bond by the Company. Pursuant to AASB 132 ‘Financial Instruments: Disclosure and Presentation’, the convertible bond is accounted as a compound instrument. The fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

2. Consolidated retained profits

	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Retained profits at the beginning of the financial period	1,238.7	1,314.1
Net profit attributable to members of Alumina Limited	43.8	284.3
Dividends and other equity distributions paid *	(135.5)	(140.1)
Share buy back	—	(236.2)

Retained profits at the end of financial period	1,147.0	1,222.1

*

Following the payment of the dividend on 31 March 2008, 23,883,213 shares were issued under the Company’s Dividend Reinvestment Plan. The issue of shares under the DRP was fully underwritten by UBS AG. 20,863,234 of the shares (87%) were issued to the underwriter.

3. Income Tax

	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Profit from ordinary activities before tax	13.0	284.3

Prima facie tax expense for the period at the rate of 30%	(3.9)	(85.3)

The following items caused the total charge for income tax to vary from the above:
Effect of revenue that is exempt from taxation	13.8	92.1
Previously unrecognised tax losses now recouped to reduce current tax expense	1.7	—
Effect of expenses that are not deductible in determining taxable profit	(2.3)	(7.6)
Taxable income from foreign subsidiary	(0.9)	—
Effect of intragroup items that are deductible in determining taxable profit	1.1	0.8

Consequent reduction in charge for income tax	13.4	85.3

Over provision of tax in prior years	21.3	—

Aggregate Income tax credit for the period	30.8	—

June 2008 Half-Yearly ASX Report

4. Earnings per share (EPS)

	Six months to 30 June 2008		Six months to 30 June 2007
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	3.8	¢	24.6	¢
Diluted EPS	3.8	¢	24.6	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,140,968,368		1,155,464,100
Effect of convertible bonds	10,947,383		—

Weighted average number of ordinary shares used as the denominator in the calculation of diluted earnings per share	1,151,915,751		1,155,464,100

5. Net tangible asset backing per security

Net tangible asset backing per ordinary security	$1.20	$1.19

6. Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the six months ended 30 June 2008.

Alumina Finance Limited, a wholly owned subsidiary of Alumina Limited, was incorporated on the 5 th of May 2008. Alumina Finance Limited issued a US$350m Convertible Bond on the 16th of May 2008. The contribution to consolidated profit by Alumina Finance Limited was not material.

7. Dividends

Since the half-year end directors have declared an interim dividend, payable on 14 October 2008, amounting to $138.3 million. This amount has not been recognised as a liability at half-year end.

Record date to determine entitlements to the dividend is 23 September 2008

Franking account balance as at 30 June 2008 was $151.6 million.

8. Amount per share

	Six months to 30 June 2008		Six months to 30 June 2007
Interim dividend per share (cents)
Amount per share	12	¢	12	¢
Franked amount per share at 30% tax rate	12	¢	12	¢

9. Interim dividend on all shares

	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Interim dividend payable/paid on ordinary shares [1]	138.3	135.5

Total	138.3	135.5

[1]	Relates to dividends declared and payable on 14 October 2008 (2007: 5 September 2007)

June 2008 Half-Yearly ASX Report

10. Details of aggregate share of results of associates

	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	73.0	443.2
Income tax on ordinary activities	(27.1)	(136.2)

Net profit attributable to members of Alumina Limited	45.9	307.0
Dividends received/receivable by Alumina Limited	(124.0)	(256.7)

(Surplus)/shortfall of dividends received over equity share of profits	(78.1)	50.3

11. Material interests in entities which are not controlled entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Six months to 30 June 2008	Six months to 30 June 2007	Six months to 30 June 2008 $A million	Six months to 30 June 2007 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	45.9	307.0

12. Ratios

	Six months to 30 June 2008%	Six months to 30 June 2007%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	5.2	34.7

June 2008 Half-Yearly ASX Report

13. Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted	Issue price per share
Ordinary shares
Fully paid	1,152,909,974	1,152,909,974
Partly paid	Nil	Nil

	Number
Ordinary Shares -
Changes during current period:
Increase in fully paid shares following:
(i) Dividend Reinvestment Plan	23,883,213

14. Financing Facilities

	Half year ended 30 June 2008 $A million		Year ended 31 Dec 2007 $A million
The facilities available at balance date were as follows:
Total loan facilities	1,592.2	*	1,570.5
Used at balance date – borrowings	1,114.0		1,006.4
Used at balance date – equity	43.6		—
Available at balance date	434.6		564.1

The above facilities are available in both US and Australian dollars. The US dollar amounts have been converted to Australian dollar equivalents at the period end exchange rate.

*	The convertible bond includes a financial liability and an option component. At period end, the value of the liability was A$315.2 million and the option value was A$43.6 million.

During the first half of 2008, the Company completed a planned refinancing programme, strengthening its balance sheet by extending the maturity of US$450 million of debt. The Company also completed a successful issue of US$350 million of convertible bonds in May 2008.

15. Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

16. Events occurring after the balance sheet date

On 21 July 2008, the Company announced AWAC’s revision to the current estimate for the AWAC Joint Venture’s investment in the expansion of the Alumar alumina refinery at Sao Luis, and development of the AWAC bauxite mine at Juruti, both in Brazil to US$1.62 billion and US$2.0 billion respectively.

The Company has committed undrawn debt facilities of approximately US$410 million and will review during the second half of 2008 the most appropriate form for funding its share of this increased capital expenditure.

June 2008 Half-Yearly ASX Report

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 9 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and of its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

/s/ John Bevan
John Bevan
Director

Melbourne

31 July 2008

June 2008 Half-Yearly ASX Report

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the half year to 30 June 2008.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Bevan (Appointed 16 June 2008)

P A F Hay

R J McNeilly

J Pizzey (Alternate K A Dean)

J Marlay (Resigned 16 June 2008)

M R Rayner (Resigned 1 May 2008)

Basis of Financial Report Preparation

This half-yearly general purpose financial report is for the interim half year reporting period ended 30 June 2008 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2007 and any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are outlined in Note 1.

Comments are for the six months ended 30 June 2008, with comparatives for the six months ended 30 June 2007 shown in parentheses.

REVIEW OF ALUMINA LIMITED 2008 HALF YEAR RESULTS

•	Net Profit and Underlying Earnings

The financial results for Alumina Limited include the Company’s 40% equity share of the six months’ results of Alcoa World Alumina and Chemicals (AWAC) and associated corporate activities.

The Group’s net profit attributable to Alumina Limited decreased 84.6% to $43.8 million ($284.3 million).

We report the Company’s underlying earnings, in addition to net profit under AIFRS, as Directors believe this provides a better understanding of the Company’s performance.

Underlying earnings for the first half of 2008 decreased by 44.0% to $151.7 million from $271.0 million in the first half of 2007, and increased by 12.7% compared to the immediately preceding half-year (second half 2007 $134.6 million). Compared with first half of 2007, higher alumina and aluminium prices were more than offset by higher alumina production costs, including the impact of foreign exchange movements.

Underlying earnings have been calculated by adding back to reported net profit for the period an amount of $107.9 million relating to the net value of non-cash entries which do not reflect the half year’s operations. (The equivalent adjustment to first half 2007 was a deduction of $13.3 million). These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect higher future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of future costs of retirement benefit obligations, net of estimated investment returns, of AWAC employee benefit plans.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under AIFRS this is accounted for as an embedded derivative and so re-valued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to profit & loss at the end of each financial period. The resulting debits or credits to earnings introduce unpredictable volatility which does not relate to the period’s operating activities and has been removed in calculating underlying earnings.

June 2008 Half-Yearly ASX Report

•	Returns and Dividend

Alumina Limited Return on Equity was 5.2% (34.7%). Return on equity based on underlying earnings was 18.1% (33.0%).

Earnings were 3.8 cents per share (24.6 cents per share). Earnings on underlying earnings were 13.3 cents per share (23.5 cents per share).

Directors have declared an interim dividend of 12 cents per share fully franked, payable 14 October 2008 (12 cents).

•	Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 92 cents (81 cents). This 14% exchange rate change resulted in a significant reduction to Alumina Limited’s profit after tax for the six months to 30 June 2008. The half year end rate of 96 cents also resulted in Alcoa of Australia balance sheet revaluations which further decreased Alumina Limited profit after tax by $12 million.

Alumina Limited’s result included a tax credit of $31 million as a result of exchange gains on Alumina’s foreign currency debt. As US dollar denominated debt drawings are repaid, the weaker US dollar has resulted in taxable foreign exchange gains. Due to differing tax and accounting treatment, a net tax credit arises.

AWAC 2008 PERFORMANCE

AWAC’s Return on Capital during the first half of 2008 was 11.6% (24%). Return on Capital excluding investments in current growth projects which are not yet contributing to earnings was 16.3% (31.8%).

This result reflects compression of AWAC’s margin due to cost pressures, including the impact of foreign exchange movements, notwithstanding higher realised sales prices for alumina and aluminium.

•	AWAC Revenue

AWAC’s sales revenue in US Dollars increased by 15.5% compared with the first half of 2007, driven by higher US dollar realised prices for aluminium and alumina. Global demand for alumina and aluminium has continued to grow strongly, largely due to the 20% growth in consumption in China year-on-year. The average London Metal Exchange (LME) 3-month aluminium price of 131US¢/lb was an increase of 4% compared to the first half of 2007 (126US¢/lb).

•	AWAC Production

AWAC’s alumina production was 7.3 million tonnes (7.0 million tonnes). AWAC’s Australian refineries performed well, increasing production 2.2 per cent compared with the first half of 2007, notwithstanding interruptions to NWS gas supply in January and a major gas supply disruption due to a fire at Varanus Island in June. Alcoa of Australia has maintained supply to AWAC customers with alumina production close to capacity levels since the Varanus Island fire. Three of AWAC’s refineries established six month production records for the half. First half production at the Jamalco refinery was below capacity, due to ongoing impacts of Hurricane Dean.

Aluminium production was 192,451 tonnes (191,623 tonnes), in line with the previous corresponding period.

•	AWAC Costs

The Company advised in January 2008 that AWAC refining costs in US dollars were expected to increase by US$24 per tonne, US$6 per tonne of which relates to foreign exchange. AWAC average refining costs in the first half were US$40 per tonne higher than in 2007. This increase of US$16 per tonne higher than guidance previously given is principally due to a further US$9 per tonne exchange rate impact of a weaker US dollar and the Varanus Island fire impact of US$3 per tonne.

It is AWAC’s, and Alumina Limited’s, current practice not to hedge its exposure to aluminium price risk or the currency exposures arising from operating activities.

•	AWAC Cash flow

AWAC generated net operating cashflows of US$283 million for the half year (US$596 million). AWAC had net debt amounting to US$23.2 million at half year end (net cash of US$97.7 million).

•	AWAC Capital Projects

Our investment in AWAC growth projects secures high quality, long life bauxite mines and adds new alumina capacity with low cash operating costs.

AWAC’s capital expenditure for the six months was US$678.7million (US$476.4 million), principally for the investment in the Brazil growth projects.

June 2008 Half-Yearly ASX Report

Construction continued on the Alumar refinery expansion (AWAC share 1.1 million tonnes per annum) in Brazil and the development of the new Juruti bauxite mine to initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the refinery expansion. Both projects are scheduled to commence commissioning in mid 2009.

The estimated capital costs of AWAC’s current investment projects in Brazil have increased, due to the appreciation of the Brazilian currency and increased construction costs arising from weather-related project delays at Juruti and cost inflation of materials and contractor services. On 21 July 2008 Alumina Limited advised that AWAC’s share of the Alumar refinery expansion and the Juruti mine, including the cost of infrastructure to support future capacity expansion, is now estimated to be approximately US$3.7 billion, and expressed its great disappointment at the capital cost increase for those two important growth projects.

ALUMINA LIMITED – CAPITAL MANAGEMENT

•	Funds from AWAC

Cash dividends received by Alumina Limited from AWAC during the first half of 2008 totalled A$124 million (A$240 million), all of which were fully franked dividends from Alcoa of Australia.

•	Dividend Policy and Capital Management

It is the Directors’ intention, subject to business conditions, to maintain the semi-annual dividend at least at 12 cents per share (24 cents per share per annum), fully franked.

During the period Alumina Limited introduced a new dividend reinvestment plan, which was exercised in respect of the dividend paid 31 March 2008. The issue of shares under the DRP was fully underwritten, resulting in the issue of 23,883,213 new shares. Arrangements are in place for the dividend to be paid during the second half 2008 to be similarly underwritten.

•	Debt

Alumina Limited’s debt net of cash at 30 June 2008, of A$1,103.1 million (including A$315.2 as the debt-accounted value of convertible bonds of US$350 million issued during the period), was A$125.8 million higher than at the beginning of 2008.

At half year end, Alumina Limited’s borrowings were A$1,114.0 million (including convertible bonds as above), A$107.5 million higher than at the beginning of 2008. During the half year additional net drawdown of US$100 million under bank facilities and the proceeds from the issue of the convertible bonds were used to repay A$ borrowings of A$247 million and to fund our equity contributions to AWAC’s expansion projects and working capital requirements. Cash at half year end was A$10.9 million (A$11.8 million).

Our investment in AWAC’s growth projects and sustaining capital projects during the second half of 2008 is expected to be funded by dividends from Alcoa of Australia and additional Company borrowings or other corporate funding. Notwithstanding expected higher average borrowings during 2008, the replacement of A$ debt with US$ funding during the first half-year and the low interest cost funding provided by the convertible bonds issued in May 2008 will result in total 2008 funding costs similar to those in 2007.

•	Costs

Alumina Limited’s corporate costs totalled $9.2 million ($7.4 million). Alumina’s borrowing costs in the first half totalled $24.4 million ($17.2 million). Alumina Limited has no currency hedging or commodity derivatives in place.

•	Contingent Liabilities

There were no contingent liabilities as at 30 June 2008.

June 2008 Half-Yearly ASX Report

OUTLOOK

Worldwide consumption of aluminium is growing strongly, and increased aluminium and alumina prices continue to show strength, supported by both higher energy prices and supply curtailments in a number of markets. We expect global demand for aluminium to continue to be robust, growing by 8% through 2008, despite the slowdown in US and European economies and the continuing uncertain outlook for capital markets.

Chinese domestic consumption of aluminium is projected to grow by more than 20% year on year. Aluminium markets are expected to be roughly balanced by year end 2008, due to smelting capacity curtailments announced in China, USA and South Africa. The alumina market is forecast to be in modest surplus by year end, due to slower than planned ramp up of refining capacity expansions, and is expected to remain strong.

Production costs of both alumina and aluminium are expected to continue to increase, mainly as a result of higher input costs including energy and caustic soda. The effect of these cost pressures on margins will depend on the degree to which the expected tight aluminium market results in higher LME prices, which are the main determinants of AWAC’s selling prices.

Alumina Limited’s 2008 underlying earnings sensitivities, based on 2007 underlying earnings (A$406 million) and 2007 average LME aluminium price (US$1.21 per pound) and A$/US$ exchange rates (84 cents) are:

a US one cent movement in the average 3-month LME aluminium price is expected to impact 2008 underlying earnings by approximately A$11 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact 2008 underlying earnings by approximately A$12 million. This sensitivity excludes any effect of revaluing US dollar balance sheet items at period end.

AWAC’s 2008 alumina production and sales are expected to be 14.7 million tonnes (2007: 14.3 million).

As previously advised, the impact on Alumina Limited’s underlying earnings for the third quarter of 2008 from the Varanus Island fire is estimated to be A$31 million after tax, assuming gas supplies are restored by mid August 2008. This estimate does not include any assumed insurance reimbursement for the increased costs and lost revenues.

The Company had previously given guidance that AWAC’s alumina production costs were expected to increase by US$24 per tonne in 2008. AWAC’s alumina production costs are now expected to increase for the 2008 year by a total of US$53 per tonne. The additional costs of US$29 per tonne are principally due to the impact of the Varanus Island fire (US$11 per tonne), a weaker US dollar (US$9 per tonne) and higher energy prices (US$4 per tonne)

Alumina Limited’s borrowing costs for 2008 are now expected to be similar to 2007, as lower average interest rates offset an expected increase in borrowings in 2008.

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2007. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Auditor’s Independence Declaration

PricewaterhouseCoopers

ABN 52 780 433 757

Freshwater Place

2 Southbank Boulevard

SOUTHBANK VIC 3006

GPO Box 1331L

MELBOURNE VIC 3001

DX 77

Telephone 61 3 8603 1000

Facsimile 61 3 8603 1999

Website:www.pwc.com/au

As lead auditor for the review of Alumina Limited for the half year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

/s/ Chris Dodd
Chris Dodd	Melbourne
Partner	31 July 2008
PricewaterhouseCoopers

Independent auditor’s review report to the members of Alumina Limited

PricewaterhouseCoopers

ABN 52 780 433 757

Freshwater Place

2 Southbank Boulevard

SOUTHBANK VIC 3006

GPO Box 1331L

MELBOURNE VIC 3001

DX 77

Telephone 61 3 8603 1000

Facsimile 61 3 8603 1999

Website:www.pwc.com/au

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Alumina Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Alumina Limited Group (the consolidated entity). The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent auditor’s review report to the members of Alumina Limited (continued)

PricewaterhouseCoopers

ABN 52 780 433 757

Freshwater Place

2 Southbank Boulevard

SOUTHBANK VIC 3006

GPO Box 1331L

MELBOURNE VIC 3001

DX 77

Telephone 61 3 8603 1000

Facsimile 61 3 8603 1999

Website:www.pwc.com/au

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

/s/ Chris Dodd
Chris Dodd	Melbourne
Partner	31 July 2008